UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2024

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 16, 2024, the Nasdaq Listing Qualifications Staff (“Nasdaq”) notified Galmed Pharmaceuticals Ltd. (the “Company”) that it had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Company is now in compliance with all applicable listing standards and its ordinary shares will continue to be listed and traded on the Nasdaq Stock Market. The Company was previously notified by Nasdaq on September 19, 2023, that its ordinary shares had failed to maintain a minimum bid price of $1.00 for 30 consecutive business days. To regain compliance with the minimum bid price requirement, the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. From August 30, 2024 through September 13, 2024, a period of 10 consecutive trading days, the closing bid price of the Company’s ordinary shares was greater than $1.00 per share.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-272722).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: September 16, 2024	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer